                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
                AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                            (AMENDMENT NO.          )*
                                          ---------


                              LEVEL 8 SYSTEMS, INC.
             --------------------------------------------------------
                                (Name of Issuer)


                      COMMON STOCK, PAR VALUE $.001 PER SHARE
             --------------------------------------------------------
                          (Title of Class of Securities)


                                   52729M 10 2
             --------------------------------------------------------
                                  (CUSIP Number)


                                 JAMES I. EDELSON
                            511 FIFTH AVENUE, 2ND FLOOR
                              NEW YORK, NEW YORK 10017
                             TELEPHONE: (212) 251-1153
             --------------------------------------------------------
             (Name, Address and Telephone Number of Person Authorized
                       to Receive Notices and Communications)


                                 JANUARY 1, 2001
             --------------------------------------------------------
              (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /

   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to the "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).


                                                          Page 1 of 23 pages

CUSIP NO.  52729M  10  2              13D                 PAGE 2 OF 23 PAGES


--------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
     PEC Israel Economic Corporation
     Identification No. 13-1143528
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER    (a)  /X/
     OF A GROUP*                              (b)  / /
--------------------------------------------------------------------------------
  3  SEC USE ONLY

--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*
     Not Applicable
--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)     / /
--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Maine
--------------------------------------------------------------------------------
NUMBER OF SHARES               7  SOLE VOTING POWER
 BENEFICIALLY OWNED               0
 BY EACH REPORTING           ---------------------------------------------------
 PERSON WITH
                               8  SHARED VOTING POWER
                                  6,435,925
                             ---------------------------------------------------
                               9  SOLE DISPOSITIVE POWER
                                  0
                             ---------------------------------------------------
                              10  SHARED DISPOSITIVE POWER
                                  6,435,925
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             6,435,925
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             / /
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              39.86%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
                                CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  52729M  10  2              13D                 PAGE 3 OF 23 PAGES


--------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
     DIC Loans Ltd.
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /X/
     OF A GROUP*                               (b)  / /
--------------------------------------------------------------------------------
  3  SEC USE ONLY

--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*
     Not Applicable
--------------------------------------------------------------------------------

  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)     / /
--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
NUMBER OF SHARES               7  SOLE VOTING POWER
 BENEFICIALLY OWNED               0
 BY EACH REPORTING           ---------------------------------------------------
 PERSON WITH                   8  SHARED VOTING POWER
                                  6,435,925
                             ---------------------------------------------------
                               9  SOLE DISPOSITIVE POWER
                                  0
                             ---------------------------------------------------
                              10  SHARED DISPOSITIVE POWER
                                  6,435,925
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            6,435,925
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             / /
--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             39.86%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*
                               CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  52729M  10  2              13D                 PAGE 4 OF 23 PAGES


--------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
     Discount Investment Corporation Ltd.
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /X/
     OF A GROUP*                               (b)  / /
--------------------------------------------------------------------------------
  3  SEC USE ONLY

--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*
     Not Applicable
--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)     / /
--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
NUMBER OF SHARES               7  SOLE VOTING POWER
 BENEFICIALLY OWNED               0
 BY EACH REPORTING           ---------------------------------------------------
 PERSON WITH                   8  SHARED VOTING POWER
                                  6,435,925
                             ---------------------------------------------------
                               9  SOLE DISPOSITIVE POWER
                                  0
                             ---------------------------------------------------
                              10  SHARED DISPOSITIVE POWER
                                  6,435,925
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            6,435,925
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             / /
--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             39.86%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*
                               CO
--------------------------------------------------------------------------------
                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  52729M  10  2              13D                 PAGE 5 OF 23 PAGES


--------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
     IDB Development Corporation Ltd.
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /X/
     OF A GROUP*                               (b)  / /
--------------------------------------------------------------------------------
  3  SEC USE ONLY

--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*
     Not Applicable
--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)     / /
--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
NUMBER OF SHARES               7  SOLE VOTING POWER
 BENEFICIALLY OWNED               0
 BY EACH REPORTING           ---------------------------------------------------
 PERSON WITH                   8  SHARED VOTING POWER
                                  6,435,925
                             ---------------------------------------------------
                               9  SOLE DISPOSITIVE POWER
                                  0
                             ---------------------------------------------------
                              10  SHARED DISPOSITIVE POWER
                                  6,435,925
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            6,435,925
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             / /
--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             39.86%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*
                               CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  52729M  10  2              13D                 PAGE 6 OF 23 PAGES


--------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
     IDB Holding Corporation Ltd.
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /X/
     OF A GROUP*                               (b)  / /
--------------------------------------------------------------------------------
  3  SEC USE ONLY

--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*
     Not Applicable
--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)     / /
--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
NUMBER OF SHARES               7  SOLE VOTING POWER
 BENEFICIALLY OWNED               0
 BY EACH REPORTING           ---------------------------------------------------
 PERSON WITH                   8  SHARED VOTING POWER
                                  6,435,925
                             ---------------------------------------------------
                               9  SOLE DISPOSITIVE POWER
                                  0
                             ---------------------------------------------------
                              10  SHARED DISPOSITIVE POWER
                                  6,435,925
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            6,435,925
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             / /
--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             39.86%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*
                               CO
--------------------------------------------------------------------------------
                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  52729M  10  2              13D                 PAGE 7 OF 23 PAGES


--------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
     Oudi Recanati
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /X/
     OF A GROUP*                               (b)  / /
--------------------------------------------------------------------------------
  3  SEC USE ONLY

--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*
     Not Applicable
--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)     / /
--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
NUMBER OF SHARES               7  SOLE VOTING POWER
 BENEFICIALLY OWNED               0
 BY EACH REPORTING           ---------------------------------------------------
 PERSON WITH                   8  SHARED VOTING POWER
                                  6,435,925
                             ---------------------------------------------------
                               9  SOLE DISPOSITIVE POWER
                                  0
                             ---------------------------------------------------
                              10  SHARED DISPOSITIVE POWER
                                  6,435,925
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            6,435,925
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             / /
--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             39.86%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*
                               IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  52729M  10  2              13D                 PAGE 8 OF 23 PAGES


--------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
     Leon Recanati
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /X/
     OF A GROUP*                               (b)  / /
--------------------------------------------------------------------------------
  3  SEC USE ONLY

--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*
     Not Applicable
--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)     / /
--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
NUMBER OF SHARES               7  SOLE VOTING POWER
 BENEFICIALLY OWNED               0
 BY EACH REPORTING           ---------------------------------------------------
 PERSON WITH                   8  SHARED VOTING POWER
                                  6,435,925
                             ---------------------------------------------------
                               9  SOLE DISPOSITIVE POWER
                                  0
                             ---------------------------------------------------
                              10  SHARED DISPOSITIVE POWER
                                  6,435,925
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            6,435,925
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             / /
--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             39.86%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*
                               IN
--------------------------------------------------------------------------------
                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  52729M  10  2              13D                 PAGE 9 OF 23 PAGES


--------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
     Judith Yovel Recanati
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /X/
     OF A GROUP*                               (b)  / /
--------------------------------------------------------------------------------
  3  SEC USE ONLY

--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*
     Not Applicable
--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)     / /
--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
NUMBER OF SHARES               7  SOLE VOTING POWER
 BENEFICIALLY OWNED               0
 BY EACH REPORTING           ---------------------------------------------------
 PERSON WITH                   8  SHARED VOTING POWER
                                  6,435,925
                             ---------------------------------------------------
                               9  SOLE DISPOSITIVE POWER
                                  0
                             ---------------------------------------------------
                              10  SHARED DISPOSITIVE POWER
                                  6,435,925
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            6,435,925
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             / /
--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             39.86%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*
                               IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  52729M  10  2              13D                 PAGE 10 OF 23 PAGES


--------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
     Elaine Recanati
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /X/
     OF A GROUP*                               (b)  / /
--------------------------------------------------------------------------------
  3  SEC USE ONLY

--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*
     Not Applicable
--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)     / /
--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
--------------------------------------------------------------------------------
NUMBER OF SHARES               7  SOLE VOTING POWER
 BENEFICIALLY OWNED               0
 BY EACH REPORTING           ---------------------------------------------------
 PERSON WITH                   8  SHARED VOTING POWER
                                  6,435,925
                             ---------------------------------------------------
                               9  SOLE DISPOSITIVE POWER
                                  0
                             ---------------------------------------------------
                              10  SHARED DISPOSITIVE POWER
                                  6,435,925
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            6,435,925
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             / /
--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             39.86%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*
                               IN
--------------------------------------------------------------------------------
                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Statement on Schedule 13D amends and replaces the Statement on
Schedule 13G filed by the Reporting Persons who, by reason of their direct or indirect ownership of outstanding shares of Liraz Systems Ltd. ("Liraz"), which has filed a Schedule 13D in respect of its beneficial ownership of shares of Level 8 Systems, Inc., may be deemed to share the power to vote or dispose of such shares.

ITEM 1.           SECURITY AND ISSUER

         The class of securities to which this Statement relates is the common stock, par value $0.001 per share (the "Common Stock"), of Level 8 Systems, Inc., a Delaware corporation (the "Issuer"), whose principal executive offices are located at 8000 Regency Parkway, Cary, North Carolina 27511. The shares of Common Stock are traded only on the National Association of Securities Dealers Automated Quotation System (the "NASDAQ").

ITEM 2.           IDENTITY AND BACKGROUND

         (a), (b) and (c):  The Reporting Persons are:

         (1) PEC Israel Economic Corporation, a Maine corporation ("PEC"), with its principal office at 14 Beth Hashoeva Lane, Tel Aviv, Israel. PEC organizes, acquires interests in, finances and participates in the management of companies, predominantly companies which are located in the State of Israel or are Israel-related.

         (2) DIC Loans Ltd., an Israeli corporation ("DIC Loans"), with its principal office at 14 Beth Hashoeva Lane, Tel Aviv, Israel. DIC Loans is engaged in financing activities and in holding and trading equity securities.

         (3) Discount Investment Corporation Ltd., an Israeli corporation ("DIC"), with its principal office at 14 Beth Hashoeva Lane, Tel Aviv, Israel. As of February 14, 2001, DIC owned all of the capital stock of PEC and DIC Loans. DIC organizes, acquires interests in, finances and participates in the management of companies.

         (4) IDB Development Corporation Ltd., an Israeli corporation ("IDB Development"), with its principal office at The Tower, 3 Daniel Frisch Street, Tel Aviv, Israel. IDB Development, through its subsidiaries, organizes, acquires interests in, finances and participates in the management of companies. As of February 14, 2001, IDB Development owned approximately 71.7% of DIC.


                                                          Page 11 of 23 pages

         (5) IDB Holding Corporation Ltd., an Israeli corporation ("IDB Holding"), with its principal office at The Tower, 3 Daniel Frisch Street, Tel Aviv, Israel. As of February 14, 2001, IDB Holding owned approximately 71.14% of the outstanding shares of IDB Development. IDB Holding is a holding company that, through IDB Development, organizes, acquires interests in, finances and participates in the management of companies.

         The following persons may, by reason of their interests in and relationships with IDB Holding, be deemed to control the corporations referred to in paragraphs (1) - (5) above:

         (6) Oudi Recanati, The Tower, 3 Daniel Frisch Street, Tel Aviv, Israel. Present principal occupation: Co-Chairman of the Board and Co-Chief Executive Officer of IDB Holding, Co-Chairman of the Board of IDB Development and Chairman of the Board of DIC.

         (7) Leon Recanati, The Tower, 3 Daniel Frisch Street, Tel Aiv, Israel. Present principal occupation: Co-Chairman of the Board and Co-Chief Executive Officer of IDB Holding, Co-Chairman of the Board of IDB Development and Chairman of the Board of Clal Industries and Investments Ltd.

         (8) Judith Yovel Recanati, 64 Kaplan Street, Herzliya, Israel. Present principal occupation: Housewife.

         (9) Elaine Recanati, 27 Shalva Street, Herzliya, Israel. Present principal occupation: Housewife.

         Mr. Leon Recanati and Mrs. Judith Yovel Recanati are brother and sister and Mr. Oudi Recanati is their cousin. They are the nephews and niece of Mrs. Elaine Recanati. Companies controlled by Oudi Recanati, Leon Recanati, Judith Yovel Recanati and Elaine Recanati together held 51.7% of the equity and voting power of IDB Holding as of February 14, 2001.

         The name, citizenship, residence or business address, present principal occupation, and the name, principal business and address of each corporation in which such occupation is conducted of each of the executive officers and directors of IDB Holding, IDB Development and DIC, DIC Loans and PEC are set forth on Schedules A, B and C hereof and are incorporated herein by reference.

         (d) None of the Reporting Persons has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors.


                                                          Page 12 of 23 pages

         (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (f) The persons referred to in (6), (7) and (8) above are citizens of Israel and the person referred to in (9) above is a citizen of the United States.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION,
ITEM 4.        PURPOSE OF TRANSACTION,
ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER AND
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None of the Reporting Persons owns directly any shares of Common Stock. The Reporting Persons are advised by Liraz that as of November 7, 2000, Liraz may be deemed to share the power to vote and dispose of 7,685,925 shares of Common Stock and that as of January 1, 2001, Liraz may be deemed to share the power to vote and dispose of 6,435,925 shares of Common Stock, or 39.86% of the Common Stock. The percentage of Common Stock set forth in this Statement is based on 16,145,587 shares of Common Stock, consisting of 15,695,587 shares of Common Stock that the Issuer has advised the Reporting Persons were outstanding on January 1, 2001 and 450,000 shares of Common Stock that Liraz has advised the Reporting Persons are issuable upon exercisable of options that Liraz shares the power to vote and dispose. Reference is made to Items 3, 4, 5 and 6 of Amendment No. 1 to the Schedule 13D filed by Liraz and its affiliates.

         The Reporting Persons are advised by Liraz that there were 6,515,499 outstanding ordinary shares of Liraz as of January 1, 2001 and January 15, 2001. As of January 1, 2001 and January 15, 2001, the Reporting Persons shared the power to vote and dispose of 2,852,248 ordinary shares of Liraz, or approximately 43.8% of the outstanding ordinary shares of Liraz. As of January 15, 2001, PEC, DIC and DIC Loans directly owned 475,397 ordinary shares, 950,727 ordinary shares and 1,426,124 ordinary shares of Liraz, respectively, or approximately 7.3%, 14.6% and 21.9%, respectively, of the outstanding ordinary shares of Liraz. As of such date, DIC, by reason of its ownership of PEC and DIC Loans, shared the power to vote and dispose of 2,852,247 ordinary shares of Liraz. As of such date, IDB Development, by reason of its ownership interest in DIC, and IDB Holding, by reason of its ownership interest in IDB Development, shared the power to vote and dispose of 2,852,248 ordinary shares of Liraz.

         The Reporting Persons may, by reason of their interests in and relationships with Liraz, be deemed to share voting power and dispositive power with respect to the 6,435,925 shares of Common Stock of the Issuer which Liraz may be deemed to have the power to vote and dispose.


                                                          Page 13 of 23 pages

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

Schedules  A, B and C                  Name,citizenship, address, present
                                       principal occupation and organization
                                       of employment of executive officers and
                                       directors of (i) IDB Holding, (ii) IDB
                                       Development and (iii) DIC, DIC Loans and
                                       PEC, respectively.


                                                          Page 14 of 23 pages

SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certify that the information set forth in this Statement is true, complete and correct.

February 15, 2001    PEC ISRAEL ECONOMIC CORPORATION
                     DIC LOANS LTD.
                     DISCOUNT INVESTMENT CORPORATION LTD.
                     IDB DEVELOPMENT CORPORATION LTD.
                     IDB HOLDING CORPORATION LTD.
                     OUDI RECANATI
                     LEON RECANATI
                     JUDITH YOVEL RECANATI
                     ELAINE RECANATI

                By:  PEC ISRAEL ECONOMIC CORPORATION

                By:  /s/ JAMES I. EDELSON
                     ------------------------------------------------------

                     James I. Edelson, Authorized Signatory of PEC
                     Israel Economic Corporation for itself and on behalf of Discount Investment Corporation Ltd., IDB Development Corporation Ltd., IDB Holding Corporation Ltd., Leon Recanati and Judith Yovel Recanati pursuant to the agreements annexed as Exhibits 1-3 and 6 and 7 to the
                     Schedule 13G, on behalf of Elaine Recanati pursuant to the agreement annexed as Exhibit 1 to amendment no. 2 to the
                     Schedule 13G, on behalf of DIC Loans pursuant to the agreement annexed as Exhibit 1 to amendment no. 3 to the
                     Schedule 13G and on behalf of Oudi Recanati pursuant to the agreement annexed as Exhibit 1 to amendment no. 4 to the
                     Schedule 13G.


                                                          Page 15 of 23 pages

                                   Schedule A

                   (Information provided as of January 1, 2001
                       in response to Items 2 through 6 of
                                  Schedule 13D)
              Executive Officers, Directors and Persons Controlling
                        IDB Holding Corporation Ltd. (1)
                                    ("IDBH")
               The Tower, 3 Daniel Frisch Street, Tel Aviv, Israel

      (citizenship the same as country of residence unless otherwise noted)

                                                       Principal
Name and Address                   Position            Occupation
----------------                   --------            ----------
Haym Carasso                       Director            Joint Managing Director
26 Rival Street                                        of Moise Carasso Sons
Tel Aviv, Israel                                       Ltd. (2)

Eliahu Cohen                       Chairman of the     Director and Co-Chief
The Tower                          Executive           Executive Officer of IDB
3 Daniel Frisch Street             Committee           Development (3)
Tel Aviv, Israel

William M. Davidson                Director            Chief Executive Officer
2300 Harmon Road                                       of Guardian Industries
Auburn Hills, Michigan                                 Corporation

Rolando Eisen                      Director            Director of Companies
2a Geiger Street
Neveh Avivim
Tel Aviv, Israel

Yair Hamburger                     Director            Chairman and Managing
29 Derech Haganim                                      Director of
Kfar Shmaryahu, Israel                                 Harel Hamishmar
                                                       Investments Ltd. (4)

Robert J. Hurst                    Director            Vice Chairman of Goldman,
85 Broad Street                                        Sachs & Co., Investment
New York, New York                                     Bankers


                                                          Page 16 of 23 pages

Dalia Lev                          Director            Director and Co-Chief
The Tower                                              Executive Officer of IDB
3 Daniel Frisch Street                                 Development (5)
Tel Aviv, Israel

Solomon Merkin                     Vice President      Vice President of Leib
910 Sylvan Avenue, Suite 130                           Merkin, Inc., Investments
Englewood Cliffs, New Jersey

Raphael Molho                      Director            Director of Companies (6)
22 Ibn Gvirol Street
Jerusalem, Israel

Lenny Recanati                     Director            Executive Vice President
14 Beth Hashoeva Lane                                  of Discount Investment
Tel Aviv, Israel                                       Corporation Ltd. (7)

Leon Recanati                      Co-Chairman         Co-Chairman of the
The Tower                          of the Board and    Board and Co-Chief
3 Daniel Frisch Street             Co-Chief Executive  Executive Officer of IDBH
Tel Aviv, Israel                    Officer            and Chairman of the Board
                                                       of Clal Industries and
                                                       Investments Ltd. (8)

Oudi Recanati                      Co-Chairman of      Co-Chairman of the
The Tower                          the Board and Co-   Board and Co-Chief
3 Daniel Frisch Street             Chief Executive     Executive Officer of
Tel Aviv, Israel                   Officer             IDBH and Chairman of the
                                                       Board of Discount
                                                       Investment Corporation Ltd. (9)

Meir Rosenne                       Director            Lawyer
14 Aluf Simhony Street
Jerusalem, Israel

Israel Zang                        Director            Professor of
10 Kissufim Street                                     Management, Tel Aviv
Tel Aviv, Israel                                       University


                                                          Page 17 of 23 pages

Judith Yovel Recanati                                  Housewife
64 Kaplan Street
Herzliya, Israel

Elaine Recanati                                        Housewife
23 Shalva Street
Herzliya, Israel
(citizen of the United
States)

Zehavit Joseph *                   Executive Vice      Executive Vice
The Tower                          President           resident of IDBH
3 Daniel Frisch Street
Tel Aviv, Israel

Rina Cohen                         Comptroller         Comptroller of IDBH (10)
The Tower
3 Daniel Frisch Street
Tel Aviv, Israel

Arthur Caplan**                    Secretary           Secretary of IDBH (11)
The Tower
3 Daniel Frisch Street
Tel Aviv, Israel

James I. Edelson                   U.S. Resident       Executive Vice President
511 Fifth Avenue                   Secretary           of Overseas Discount
New York, New York                                     Corporation, Investments (12)


                                                          Page 18 of 23 pages

(1) As of January 1, 2001, IDB Holding Corporation Ltd., an Israeli corporation located at The Tower, 3 Daniel Frisch Street, Tel Aviv, Israel, owned approximately 56.4% of the outstanding shares of IDB Development Corporation Ltd. As of such date, companies controlled by Oudi Recanati, Leon Recanati, Judith Yovel Recanati and Elaine Recanati held in the aggregate approximately 51.7% of the voting power and equity of IDB Holding Corporation Ltd.

(2)      Mr. Haym Carasso is a Director of DIC.

(3)      Mr. Cohen is a Director of DIC.

(4)      Mr. Hamburger is a Director of DIC.

(5)      Mrs. Lev is a Director of DIC.

(6)      Mr. Molho is a Director of IDB Development.

(7) Mr. Lenny Recanati is a Director and Executive Vice President of DIC, a Director and Senior Manager of DIC Loans, Chairman of Liraz and a Director of the Issuer.

(8)      Mr. Leon Recanati is a Co-Chairman of IDB Development.

(9)      Mr. Oudi Recanati is a Co-Chairman of IDB Development and
         Chairman of DIC.

(10)     Mrs. Cohen is Comptroller of IDB Development.

(11)     Mr. Caplan is Secretary of IDB Development.

(12)     Mr. Edelson is a Director of PEC.

*        Ms. Joseph is a dual citizen of Israel and the United States.
**       Mr. Caplan is a dual citizen of Israel and Great Britain.



                  Based on information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2(d) and 2(e) of Schedule 13D.


                                                          Page 19 of 23 pages

                                   Schedule B

             (Information provided as of January 1, 2001 in response
                      to Items 2 through 6 of Schedule 13D)
       Executive Officers and Directors of IDB Development Corporation Ltd.
               who are not Executive Officers or Directors of IDBH

          Address is: The Tower, 3 Daniel Frisch Street, Tel Aviv, Israel
                 (citizenship is Israel, unless otherwise noted)


Name and Address              Position            Principal Occupation
----------------              --------            --------------------
Abraham Ben Joseph            Director            Director of Companies
87 Haim Levanon Street
Ramat Aviv
Tel Aviv, Israel

Avishay Braverman             Director            President of Ben Gurion
11 Jericho Street                                 University of the Negev
Beer Sheva, Israel

Yoel Carasso                  Director            Director of Companies
33 Maaleh Habonim
Ramat Gan, Israel

Arnon Gafny                   Director            Economist
55 Moshe Kol Street
Jerusalem, Israel

Michael Levi                  Director            President, Nilit, Ltd.
Textile Fashion Ctr
2 Kaufman Street
Tel Aviv, Israel

Michael A. Recanati *         Director            Chairman of Orama Partners,
590 Fifth Avenue                                  Inc., Investment Banking Services
New York, New York

Avi Shani                     Vice President,     Vice President, Investment and
The Tower                     Investments and     Chief Economist of IDB
3 Daniel Frisch Street        Chief Economist     Development
Tel Aviv, Israel


* Mr. Recanati is a dual citizen of the United States and Israel.


Based on information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2(d) and 2(e) of Schedule 13D.


                                                          Page 20 of 23 pages

                                   Schedule C

             (Information provided as of January 1, 2001 in response
                       to Items 2 through 6 of Schedule 13D)
                        Executive Officers and Directors of
                    Discount Investment Corporation Ltd. ("DIC"),
      DIC Loans Ltd. ("DIC Loans") and PEC Israel Economic Corporation ("PEC")
                who are not Executive Officers or Directors of IDBH

   Address of DIC, DIC Loans and PEC is: 14 Beth Hashoeva Lane, Tel Aviv, Israel

                   (citizenship is Israel, unless otherwise noted)


Name and Address           Position in DIC             Principal Occupation
----------------           ---------------             --------------------
Dr. Yoram Turbowicz        President and               President and Chief
14 Beth Hashoeva Lane      Chief Executive             Executive Officer
Tel Aviv, Israel           Officer (1)                 of DIC

Benjamin Einhorn           Executive Vice              Executive Vice President
14 Beth Hashoeva Lane      President (2)(3)            of DIC
Tel Aviv, Israel

Elon Shalev                Executive Vice              Executive Vice President
14 Beth Hashoeva Lane      President (2)(3)            of DIC
Tel Aviv, Israel

Jacob Laskow               Vice President              Vice President of DIC
14 Beth Hashoeva Lane      (2)(3)
Tel Aviv, Israel

Ziv Leitman                Executive Vice President -  Chief Financial Officer
14 Beth Hashoeva Lane      Finance (2)(3)(4)
Tel Aviv, Israel

Abraham Ben Naftali        Director                    Attorney
15 Yavne Street
Tel Aviv, Israel

Gideon Lahav               Director                    Director of Companies
124 Ahad Ha'am Street
Tel Aviv, Israel

Nachum Admoni              Director                    Director of Companies
26 Ben Yosef Street
Tel Aviv, Israel


                                                        Page 21 of 23 pages

Shimon Mizrahi              Director                     Attorney
12 Yad Harutzim Street
Tel Aviv, Israel

Amos Bankirer               Vice President - Business    Vice President-Business
14 Beth Hashoeva Lane       Development (3)              Development of DIC
Tel Aviv, Israel

Talmor Margalit             Vice President -             Vice President of
14 Beth Hashoeva Lane       Communication                Communication Technologies
Tel Aviv, Israel            Technologies (5)             of DIC

Raanan Cohen                Assistant to                 Assistant to
14 Beth Hashoeva Lane       President                    President of DIC
Tel Aviv, Israel

Shlomo Cohen *              Legal Counsel                Legal Counsel of DIC
14 Beth Hashoeva Lane       (3)
Tel Aviv, Israel

Taly Oren                   Corporate                    Corporate Secretary
14 Beth Hashoeva Lane       Secretary (3)(6)             of DIC
Tel Aviv, Israel

Benny Kotton                Internal Auditor             Internal Auditor of DIC
14 Beth Hashoeva Lane
Tel Aviv, Israel


(1) Dr. Turbowicz is the Managing Director of DIC Loans and a Director and President of PEC.

(2)      Is a Director of DIC Loans and PEC.

(3)      Holds the same position with DIC Loans.

(4)      Mr. Leitman is Treasurer and Secretary of PEC.

(5)      Mr. Margalit is a Director of each of Liraz and the Issuer.

(6)      Ms. Oren is a Director of Liraz.



*        Mr. Cohen is a dual citizen of Israel and Great Britain.


                                                          Page 22 of 23 pages

                  Based on information provided to the Reporting Persons, except as disclosed below, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2(d) and 2(e) of Schedule 13D.

                  In May 2000, during a criminal trial in the Tel Aviv Magistrate's Court, Mr. Bankirer entered into a plea bargain in which he admitted violating Israel's securities law regarding the inclusion of a misleading detail in DIC's annual and quarterly financial statements in order to mislead a reasonable investor by not attaching the financial statements of certain companies to DIC's financial statements in respect of reporting periods from 1990 until the first quarter of 1995 inclusive. Mr. Bankirer received a suspended sentence of 12 months, which will be in effect for three years, and was fined 230,000 New Israel Shekels (approximately $55,000). None of the activities in question relate or involve Liraz or the Issuer or their businesses in any way.

                  On January 25, 2001, following a criminal trial in the Tel Aviv Magistrate's Court, Mr. Einhorn was convicted of obstructing an investigation of an unrelated party by Israel's Securities Authority by providing the Securities Authority with an incorrect version of certain events that were the subject of the Securities Authority's investigation. The investigation concerned events that occurred before Mr. Einhorn became an officer of DIC and did not relate to or involve DIC, Liraz or the Issuer in any way. The Magistrate's Court has scheduled a hearing on March 14, 2001 to hear arguments concerning the sentencing of Mr. Einhorn.


                                                          Page 23 of 23 pages